[redacted]

11015339

NITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAY 31 2011
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31175

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 03/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Red Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Miranova Place, 12th Floor
(No. and Street)

Columbus (City) Ohio (State) 43215 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas E. Line (614) 857-1496
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

717 North Harwood (Address) Dallas (City) Texas (State) 75231 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PJB 6/7

OATH OR AFFIRMATION

I, Thomas E. Line, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Red Capital Markets, LLC, as of March 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Linda S. Goshe
Notary Public, State of Ohio
My Commission Expires 02-17-2014

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

RED CAPITAL MARKETS, LLC

Financial Statements

March 31, 2011

(With Report of Independent Registered Public Accounting Firm)

Annual Audited Report
Pursuant to Rule 17A-5(e)(3)

RED CAPITAL MARKETS, LLC

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statement of Financial Condition	2
Statements of Operations	3
Statements of Changes in Shareholder's Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6
Supplementary Schedules:	
Computation of Net Capital Pursuant to Rule 15c3-1	15
Computation of Reserve Requirements under Rule 15c3-3	16
Reconciliation of Computation of Reserve Requirements	17
Information Relating to Possession and Control Requirements under Rule 15c3-3	18
Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5	19

KPMG LLP
Suite 3100
717 North Harwood Street
Dallas, TX 75201-6585

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
Red Capital Markets, LLC:

We have audited the accompanying statement of financial condition of Red Capital Markets, LLC (the Company) as of March 31, 2011, and the related statements of operations, shareholder's equity, and cash flows for the eleven month period ended March 31, 2011, and the four month period ended April 30, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Red Capital Markets, LLC as of March 31, 2011, and the results of its operations and its cash flows for the eleven month period ended March 31, 2011, and the four month period ended April 30, 2010 in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

May 27, 2011

RED CAPITAL MARKETS, LLC

Statement of Financial Condition

March 31, 2011

Assets

Cash and cash equivalents	$	10,129,882
Restricted cash		249,257
Securities inventory		6,078,499
Remarketing agent receivables		264,677
Fixed assets, net		301,582
Derivative assets		2,084,625
Intangible assets, net		6,740,602
Other assets, net		1,117,014
Total assets	$	26,966,138

Liabilities and Shareholder's Equity

Liabilities:		
Accrued compensation	$	761,913
Payable to broker-dealers		4,220,143
Derivative liabilities		1,735,385
Deferred revenue		487,825
Accounts payable and accrued expenses		175,692
Accounts payable – affiliate		522,762
Other liabilities		804,759
Total liabilities		8,708,479
Shareholder's equity:		
Paid-in capital		17,667,372
Retained earnings		590,287
Total shareholder's equity		18,257,659
Total liabilities and shareholder's equity	$	26,966,138

See accompanying notes to financial statements.

RED CAPITAL MARKETS, LLC

Statements of Operations

		11 Months ended March 31, 2011	4 Months ended April 30, 2010
Revenues:			
Net trading gains	$	1,531,507	207,994
Interest income		685,146	629,625
Remarketing agent fees		1,250,472	454,511
Net underwriting fees		414,028	90,654
Tax credit equity syndication and advisory fees		1,542,883	(242,312)
Tax credit asset management fees		3,700,295	—
Other income		171,996	3,298
		9,296,327	1,143,770
Expenses:			
Salaries, incentive compensation and employee benefits		5,502,789	1,244,315
Occupancy		742,643	323,813
Interest expense		87,956	4,605
Travel and entertainment		188,813	34,727
Furniture, equipment and software expense		323,284	76,788
Third party service fees		436,823	142,206
Intangible asset amortization		764,398	—
General and administrative		659,334	243,019
		8,706,040	2,069,473
Income (loss) before income taxes		590,287	(925,703)
Income tax benefit		—	(279,162)
Net income (loss)	$	590,287	(646,541)

See accompanying notes to financial statements.

RED CAPITAL MARKETS, LLC

Statements of Changes in Shareholder's Equity

Eleven month period ended March 31, 2011, and the four month period ended April 30, 2010

		Common stock	Paid-in capital	Retained earnings	Total
Balances, January 1, 2010	$	1,000	38,084,100	31,154,063	69,239,163
Net loss		—	—	(646,541)	(646,541)
Balances, April 30, 2010		1,000	38,084,100	30,507,522	68,592,622
Net assets retained by PNC		(1,000)	(33,316,891)	(30,507,522)	(63,825,413)
Balances, May 1, 2010		—	4,767,209	—	4,767,209
Purchase accounting adjustments		—	6,900,163	—	6,900,163
Capital contributions		—	6,000,000	—	6,000,000
Net income		—	—	590,287	590,287
Balances, March 31, 2011	$	—	17,667,372	590,287	18,257,659

See accompanying notes to financial statements.

RED CAPITAL MARKETS, LLC

Statements of Cash Flows

		11 Months ended March 31, 2011	4 Months ended April 30, 2010
Cash flows from operating activities:			
Net income (loss)	$	590,287	(646,541)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Decrease in fair value of securities inventory		13,615	858
Amortization of intangible assets		764,398	—
Depreciation and amortization of fixed assets		110,011	32,288
Increase (decrease) in fair value of derivative instruments, net		(98,374)	32,188
Changes in operating assets and liabilities:			
Purchases of securities inventory		(3,319,464,470)	(1,177,826,445)
Proceeds from sales of securities inventory		3,313,372,356	1,183,280,986
Decrease in deferred income tax asset		—	979,270
Increase in restricted cash		(249,257)	—
Increase in deferred compensation plan payable		—	135,474
Increase (decrease) in payable to broker-dealers, net		4,226,317	(6,174)
(Increase) decrease in other assets		(224,027)	123,649
Increase (decrease) in accrued salaries, incentive compensation and employee benefits		1,106,964	(1,631,419)
Decrease in income taxes payable – affiliate		—	(1,068,031)
Increase (decrease) in deferred revenue		487,825	(156,075)
Decrease in accounts payable and accrued expenses		(45,383)	(121,353)
Increase in other liabilities		270,719	169,640
Increase (decrease) in accounts payable – affiliates		418,379	(361,008)
Net cash provided by operating activities		1,279,360	2,937,307
Cash flows from investing activities:			
Fixed assets purchased		(149,478)	—
Net cash used in investing activities		(149,478)	—
Cash flows from financing activities:			
Cash retained by PNC		—	(56,958,259)
Capital contributions		6,000,000	—
Net cash provided by (used in) financing activities		6,000,000	(56,958,259)
Increase (decrease) in cash and cash equivalents		7,129,882	(54,020,952)
Cash and cash equivalents, beginning of period		3,000,000	57,020,952
Cash and cash equivalents, end of period	$	10,129,882	3,000,000
Supplemental disclosures of cash flow information:			
Cash paid during the period for:			
Interest to affiliate	$	2,466	4,605
Interest to third parties		65,229	—
Income taxes to state and local governments		—	161,662

See accompanying notes to financial statements.

(1) Organization

Red Capital Markets, LLC (the Company) is a wholly owned subsidiary of Red Capital Group, LLC (the Member), which was purchased effective on May 1, 2010 by a group of investors (the Acquisition), led by ORIX USA Corporation (ORIX USA), which is a majority owned subsidiary of ORIX Corporation (ORIX). ORIX USA holds an 82% interest in Red Capital Group, LLC, with the remaining 18% held by minority investors. Final closing of the Acquisition occurred on May 8, 2010.

The Company's primary businesses are the underwriting of taxable and tax-exempt bonds, the syndication sale, and asset management of low income housing tax credit funds, and the sale and secondary trading of taxable and tax-exempt bonds and taxable mortgage-backed securities. The Company has locations in Boston, MA, Charlotte, NC, Newport Beach, CA, Reston, VA and San Diego, CA.

The Company is registered as a securities broker and dealer pursuant to the Securities Act of 1934 and is a member of the Financial Industry Regulatory Authority.

Prior to May 1, 2010, the Company was a wholly owned subsidiary of PNC Bank N.A., which is a wholly owned subsidiary of The PNC Financial Services Group, Inc. (PNC). On May 1, 2010, the Company was acquired by ORIX and purchase accounting adjustments related to this acquisition of $6,900,163 were made to the assets and liabilities of the Company.

(2) Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Company's accounting policies, which significantly affect the accompanying financial statements, are as follows:

(a) Derivative Instruments

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 815, *Derivative Instruments and Hedging*, requires all derivative instruments to be carried at fair value on the Statement of Financial Condition. The Company uses derivative instruments primarily to protect against the risk of adverse interest rate movements. The Company's derivative financial instruments include forward commitments to buy and sell taxable mortgage backed securities. These derivative instruments are not designated in an ASC Topic 815 hedge relationship. All changes in the fair value of derivatives are recognized immediately in earnings. See additional discussion of derivative instruments in note 8.

(b) Customer Accounts

In accordance with Securities Exchange Commission Rule 15(c)3-3, the Company had no requirement to hold a balance at March 31, 2011 in a special reserve account for the exclusive benefit of institutional customers.

(c) Securities Inventory

Securities inventory is carried at its fair value, determined by an independent valuation or by management by considering the value of similar securities and by considering such factors as call protection, interest rates, and time to maturity. Changes in fair value of such securities are reflected in the Statements of Operations as part of Net Trading Gains. Gains and losses on sales of securities are computed using the cost of the specific security sold. Security transactions for all regular-way trades are recorded within Securities Inventory on a trade date basis. Security transactions for all other trades are recorded as Derivative Assets and Liabilities until date of settlement.

(d) Fixed Assets

Fixed assets primarily consist of furniture and equipment. Fixed assets owned by the Company are stated at cost less accumulated depreciation and amortization, which is computed using the straight-line method over the estimated useful lives of the assets for financial statement purposes, ranging from three to ten years and accelerated methods for tax reporting. At March 31, 2011, fixed asset accumulated depreciation and amortization was $110,011. Depreciation and amortization expense was $110,111 for the 11 months ended March 31, 2011 and $32,288 for the four months ended April 30, 2010.

(e) Cash, Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company had no cash equivalents as of March 31, 2011.

Restricted Cash consists of Good Faith Deposits held on behalf of customers as well as a deposit held at Pershing pursuant to the custodial agreement.

(f) Tax Credit Equity Syndication, Advisory and Asset Management Fees

The Company syndicates partnership interests in tax credit funds, which are organized as limited liability companies (LLCs) that acquire 99.99% limited partnership interests in single asset entities that each own a multifamily property eligible for low income housing tax credits. The Company typically sells 99.99% of the tax credit funds' limited partnership interests to institutional investors while an affiliate of the Company maintains a 0.01% managing member interest in each fund. The properties in the tax credit funds generate a stream of federal tax credits for 10 years, as well as tax deductions from passive losses coming primarily from depreciation and interest expense for 15 years, which flow through to the fund investors. In connection with the syndication of tax credit funds, the Company receives syndication fees for originating, screening, underwriting, acquiring and accumulating the multifamily properties and selling the equity interests in the funds. In accordance with ASC Topic 970, *Real Estate*, the Company recognizes the fees it receives for syndicating tax credit funds when the fund partnership interests have been sold to an unaffiliated party and the corresponding properties have been acquired. The Company does not receive ownership interests in lieu of syndication fees. The Company receives fees for providing asset management services throughout the lives of the funds pursuant to a separate asset management contract executed with the funds. The Company receives fees for providing advisory services primarily relating to bond financing transactions. Advisory fees are recorded at the time the service is performed.

(Continued)

(g) Net Underwriting Fees

Underwriting fees are recorded when the underwritten bond issue is sold and the underwriting is completed. Underwriting fees are recorded net of direct expenses, including legal, printing and filing expenses.

(h) Remarketing Agent Fees

Remarketing agent fees for the periodic remarketing of variable rate tax exempt bond issues are recorded as the remarketing services are provided.

(i) Financial Instruments

The Company considers cash, receivables, forward purchase commitments, forward sale commitments and other payables as financial instruments. Given the short-term nature of these assets and liabilities, the respective amounts recorded in the Statement of Financial Condition approximate fair value.

(j) Recently Issued Accounting Standards

Fair value measurements and disclosures

In January 2010, the FASB issued new guidance impacting ASC Topic 820, *Fair Value Measurements and Disclosures*. The new guidance requires a gross presentation of purchases and sales of Level 3 activities and adds a new requirement to disclose transfers in and out of Level 1 and Level 2 measurements. The guidance related to the transfers between Lèvel 1 and Level 2 measurements is effective for the Company beginning on January 1, 2010. The guidance that requires increased disaggregation of the Level 3 activities is effective for the Company beginning on April 1, 2011. The adoption of this guidance did not have a material effect on the Company's financial statements or related disclosures.

Accounting for transfers of financial assets and consolidation of variable interest entities

In June 2009, the FASB issued Accounting Standards Update (ASU) 2009-16 that modifies certain guidance contained in FASB ASC Topic 860, *Transfers and Servicing*. This pronouncement eliminates the concept of a qualifying special purpose entity (QSPE) and provides additional criteria transferors must use to evaluate transfers of financial assets. To determine if a transfer is to be accounted for as a sale, the transferor must assess whether it and all of the entities included in its consolidated financial statements have surrendered control of the assets. A transferor must consider all contractual arrangements or agreements made or contemplated at the time of the transfer before reaching the conclusion on whether control has been relinquished. The new guidance addresses situations in which a portion of a financial asset is transferred. In such instances the transfer can only be accounted for as a sale when the transferred portion is considered to be a participating interest. The guidance also requires that any assets or liabilities retained from a transfer accounted for as a sale be initially recognized at fair value. This pronouncement is effective for the Company as of January 1, 2010, with adoption applied prospectively for transfers that occur on and after the effective date.

(Continued)

In June 2009, the FASB issued ASU 2009-17 that amends several key provisions related to Variable Interest Entities (VIEs), which are included in FASB ASC Topic 810, *Consolidation*. First, the scope of the new guidance includes entities that are currently designated as QSPEs. Second, companies are to use a different approach to identify the VIEs for which they are deemed to be the primary beneficiary and are required to consolidate. Under existing rules, the primary beneficiary is the entity that absorbs the majority of the VIE's losses and receives the majority of the VIE's returns. The new guidance identifies a VIE's primary beneficiary as the entity that has the power to direct the VIE's significant activities, and has an obligation to absorb losses or the right to receive benefits that could be potentially significant to the VIE. Third, companies will be required to continually reassess whether they are the primary beneficiary of the VIE. Existing rules only require companies to reconsider primary beneficiary conclusions when certain triggering events have occurred. The new guidance is effective for the Company as of January 1, 2010 and applies to all existing QSPEs and VIEs, and VIEs created after the effective date. The adoption of this guidance did not have a material effect on the Company's financial statements or related disclosures.

(3) Fair Value Measurements

Effective with the adoption of ASC Topic 820, the Company determines the fair value of its financial instruments based on the fair value hierarchy established in that standard, which requires an entity to maximize the use of quoted price and observable inputs and to minimize the use of unobservable inputs when measuring fair value. Various valuation techniques are utilized, depending on the nature of the financial instrument, including the use of market prices for identical instruments and market prices for similar instruments. When possible, active and observable market data for identical or similar financial instruments are utilized. Alternatively, fair value is determined using assumptions that management believes a market participant would use in pricing the asset or liability.

ASC Topic 820 creates a three-level hierarchy under which individual fair value estimates are to be ranked based on the relative reliability of the inputs used in the valuation. This hierarchy is the basis for the disclosure requirements, with fair value estimates based on the least reliable inputs requiring more extensive disclosures about the valuation method used and the gains and losses associated with those estimates. Level 1 assets and liabilities are measured using observable or quoted market prices for identical instruments in active markets. Level 2 assets and liabilities are measured using observable inputs other than quoted prices in active markets. Level 3 assets and liabilities are measured using significant unobservable inputs and significant management assumptions. The fair value of securities held by the Company is generally based on listed market prices which results in those securities being considered Level 1 or 2 in the ASC Topic 820 hierarchy.

A summary of assets and liabilities at March 31, 2011 that the Company measures at fair value is presented below:

		Level 1	Level 2	Level 3	Total
Assets:					
Securities inventory	$	4,220,000	1,858,499	—	6,078,499
Derivative assets		—	2,084,625	—	2,084,625
Total	$	4,220,000	3,943,124	—	8,163,124
Liabilities:					
Derivative liabilities	$	—	1,735,385	—	1,735,385
Total	$	—	1,735,385	—	1,735,385

There were no transfers between Level 1 and Level 2 during the period.

(4) Securities Inventory

The Company's securities inventory at March 31, 2011 was comprised of the following:

		Fair value	Decrease in fair value
Fixed-rate, taxable, multifamily agency mortgage-backed securities	$	1,858,499	(13,615)
Variable-rate, tax-exempt municipal bonds		4,220,000	—
	$	6,078,499	(13,615)

At March 31, 2011, the cost of securities inventory was $6,092,114.

(5) Notes Payable

The Company has a revolving promissory demand note from ORIX USA that it uses to fund its operations. Under terms of the note, the Company may borrow up to $50,000,000 at an interest rate equal to the LIBOR Index Monthly rate plus 365 basis points. At March 31, 2011, the Company had no borrowings outstanding under this note and no accrued interest payable. Interest incurred under this note during the 11 months ended March 31, 2011 was $2,466.

The Company has a debt agreement from Pershing, LLC that it uses to fund its trading activity. Under terms of the agreement, the Company may borrow up to the house margin requirement based on its securities inventory established on a daily basis by Pershing at an interest rate equal to the Pershing daily cost of funds, as defined, plus 75 basis points. At March 31, 2011, the Company had no borrowings outstanding under this agreement and accrued interest payable of $20,419. Interest incurred under this agreement during the 11 months ended March 31, 2011 was $85,489.

The Company also had a revolving promissory demand note from PNC which it used to fund the Company's operations. Under the terms of the note, the Company may borrow up to $300,000,000 at an interest rate equal to PNC's "Funds Transfer Pricing", as defined, rate for the assets funded by any borrowings under the note. All borrowings under the note were secured by all of the Company's assets. The note was terminated on the Acquisition date. Interest incurred under this note during the four months ended April 30, 2010 was $4,605.

(6) Net Capital Requirements

The Company is subject to the uniform net capital rule 15c3-1 (Rule) of the Securities Exchange Commission. Under the Rule, the Company is required to maintain minimum net capital of $250,000, and aggregate indebtedness cannot exceed a ratio of 15 to 1. The Company's net capital and excess net capital calculated in accordance with the Rule at March 31, 2011 was $9,177,333 and $8,927,333, respectively. The ratio of aggregate indebtedness to net capital as calculated in accordance with the Rule was 0.30 to 1 at March 31, 2011.

(7) Income Taxes

As part of the Acquisition, PNC retained the income tax liability as of April 30, 2010. On May 1, 2010, the Company was converted from a corporation to a Delaware limited liability company. The Company has been structured to qualify as a pass-through entity not required to pay income tax at the state or federal level. The Member intends that the Company be treated as a disregarded entity for all federal and state income tax purposes.

(8) Derivative Instruments

As part of its business of selling and trading taxable mortgage-backed securities, the Company's risk management strategy includes executing forward commitments to sell taxable mortgage-backed securities to unaffiliated counterparties. Simultaneously with the execution of these forward commitments, the Company enters into an agreement with an affiliate to acquire the mortgage-backed security specified in the forward sales commitment. Concurrent with the Company's execution of the forward commitment and its agreement with the affiliate, the affiliate has a loan commitment with a borrower. In addition, the Company's risk management strategy also includes executing forward purchase commitments to acquire taxable mortgage-backed securities from unaffiliated counterparties.

The forward sale commitments, treated as derivatives under ASC Topic 815 are used to economically hedge changes in fair value of the commitment to purchase the same mortgage-backed security that may occur due to movements in interest rates.

The Company values derivatives at fair value and recognizes changes in fair value in the Statements of Operations.

(Continued)

Fair Values of Derivative Instruments as of March 31, 2011

Derivative Assets

Derivatives not accounted for as hedging instruments	Statement of financial condition location		Fair value
Forward commitments:			
Interest rate contracts	Derivatives assets	$	2,084,625
Total		$	2,084,625

Derivative Liabilities

Derivatives not accounted for as hedging instruments	Statement of financial condition location		Fair value
Forward commitments:			
Interest rate contracts	Derivatives liabilities	$	1,735,385
Total		$	1,735,385

Gain (Losses) on Derivatives

Derivatives not accounted for as hedging instruments	Location of gain on derivatives recognized in operations		Amount	
			11 Months ended March 31, 2011	4 Months ended April 30, 2010
Forward commitments:				
Interest rate contracts	Other income	$	98,374	250,866
Total		$	98,374	250,866

At March 31, 2011, the Company had mandatory commitments to deliver $24,204,838 of fixed and variable-rate mortgage-backed securities and written commitments to purchase $24,204,838 of the same types of securities from its affiliate, respectively. In addition, the Company had commitments to deliver $34,207,916 of fixed-rate mortgage-backed securities and written commitments to purchase $34,207,916 of the same types of securities from unaffiliated counterparties at March 31, 2011.

(9) Indemnifications

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

(10) Receivable from Broker-Dealers and Payable to Broker-Dealers

Receivables from broker-dealers include receivables from the settlement of securities transactions executed for customers of the Company. Payables to broker-dealers include payables from the settlement of securities transactions executed for customers of the Company. The receivables generally are collected and payables generally are paid within thirty days and are collateralized by securities in physical possession, on deposit, receivable from or deliverable to customers, or other broker-dealers. At March 31, 2011, Payable to Broker-Dealers was comprised solely of payable to clearing brokers.

(11) Benefit Plan

The Company participates in the ORIX USA Corporation Savings and Investment Plan. Substantially all employees are eligible to contribute a portion of their pretax compensation to this defined contribution plan. ORIX USA may make contributions to the plan for employees the first month following the date of hire in the form of a 50% match of each dollar contributed on the first 12.5% of pay. For the 11-month period ended March 31, 2011, the Company expensed $166,702 pursuant to this plan.

(12) Purchased Tax Credit Asset Management Contracts

On May 1, 2010, as part of the Acquisition, the Company recognized identifiable intangible assets related to its rights to manage certain low-income housing tax credit investor funds. These contracts were measured at their acquisition date fair value of $5,364,000. The value for these rights is amortized based on its expected useful life of nine years using the straight-line method. At March 31, 2011, accumulated amortization of the contracts was $546,333.

The estimated amortization expense for each of the five succeeding fiscal years is as follows:

		Amortization expense
Year ended March 31:		
2012	$	596,000
2013		596,000
2014		596,000
2015		596,000
2016		596,000

(13) Purchased Remarketing Agent Agreements

On May 1, 2010, as part of the Acquisition, the Company recognized identifiable intangible assets related to its rights to serve as remarketing agent for certain tax-exempt issues of variable rate demand notes. Under the terms of the remarketing agreements, an investor in the variable rate demand notes may put the note back to the Company under certain conditions in which case the Company would remarket the note to another investor.

These contracts were measured at their acquisition date fair value of $2,141,000. The value for these rights is amortized based on its expected useful life of nine years using the straight-line method. At March 31, 2011, accumulated amortization of the agreements was $218,065.

The estimated amortization expense for each of the five succeeding fiscal years is as follows:

		Amortization expense
Year ended March 31:		
2012	$	237,889
2013		237,889
2014		237,889
2015		237,889
2016		237,889

(14) Related Party Transactions

During the 11-month period ended March 31, 2011, the Company syndicated three tax credit funds to Red Capital Community Development Company, LLC. The Company has deferred $450,408 in syndication fees pending sale to third party.

Additionally, the Company is a party to an Expense Sharing Agreement with an affiliate, Red Mortgage Capital, LLC (RMC). This agreement covers expenses paid by RMC and reimbursed by RCM, based on allocation percentages determined per the agreement.

(15) Subsequent Events

The Company has evaluated events and transactions for recognition and disclosure and determined there are no items to disclose.

Schedule I

RED CAPITAL MARKETS, LLC

Computation of Net Capital Pursuant to Rule 15c3-1

March 31, 2011

Total ownership equity qualified for net capital	$	18,257,659
Deductions and/or charges:		
Nonallowable assets		8,425,251
Net capital before haircuts on security positions		9,832,408
Haircuts on security positions:		
Trading and investment securities:		
U.S. and Canadian government obligations		130,095
State and municipal government obligations		42,200
Contractual securities commitments		317,003
Undue concentration		40,777
Excess deductible on fidelity insurance bond		125,000
Total haircuts on security positions		655,075
Net capital		9,177,333
Computation of basic net capital requirement:		
Minimum net capital required		250,000
Minimum dollar net capital requirement of reporting broker/dealer		250,000
Net capital requirement		250,000
Excess net capital	$	8,927,333
Computation of aggregate indebtedness:		
Total aggregate indebtedness	$	2,752,951
Deduct adjustment based upon deposits in special reserve bank accounts		—
Total aggregate indebtedness	$	2,752,951
Percentage of aggregate indebtedness to net capital		30%

There were no material differences between the Computation of Net Capital under rule 15c3-1 included in this audited report and the respective computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of March 31, 2011

See accompanying report of independent registered public accounting firm.

RED CAPITAL MARKETS, LLC

Computation of Reserve Requirements under Rule 15c3-3

March 31, 2011

Computation of reserve requirements:		
Total credit balances	$	—
Total debit balances		—
Excess of total credits over total debits		—
Reserve requirements (at 105%)		—

See accompanying report of independent registered public accounting firm.

Schedule III

RED CAPITAL MARKETS, LLC

Reconciliation of Computation of Reserve Requirements

March 31, 2011

Per Focus Report X-17a-5 filed April 25, 2011:		
Excess of total credits over total debits	$	—
Reserve requirements (at 105%)		—
Amount on deposit		—

There are no material differences from the Company's computation and that presented on the Focus Report X-17a-5, as filed April 25, 2011.

See accompanying report of independent registered public accounting firm.

RED CAPITAL MARKETS, LLC

Information Relating to Possession and Control Requirements under Rule 15c3-3

March 31, 2011

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$	—
Number of items		None
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$	—
Number of items		None

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
Suite 3100
717 North Harwood Street
Dallas, TX 75201-6585

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Board of Directors and Shareholder
Red Capital Markets, LLC

In planning and performing our audits of the financial statements of Red Capital Markets, LLC (the Company), as of March 31, 2011 and the eleven month period ended March 31, 2011 and for the four month period ended April 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

4. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

May 27, 2011

KPMG

RED CAPITAL MARKETS, LLC

Agreed-Upon Procedures

March 31, 2011

KPMG

KPMG LLP
Suite 3100
717 North Harwood Street
Dallas, TX 75201-6585

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
Red Capital Markets, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, General Assessment Reconciliations (Form SIPC-7), to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2010 to March 31, 2011 and the period from January 1, 2010 to March 31, 2010, which were agreed to by Red Capital Markets, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported of the audited Form X-17A-5 for the period from April 1, 2010 to March 31, 2011 and the period from January 1, 2010 to March 31, 2010, with the amounts reported in Form SIPC-7 for the period from April 1, 2010 to March 31, 2011 and the period from January 1, 2010 to March 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

KPMG

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

May 27, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended March 31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

Mailed 1st CL 5/20/11

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

031175 FINRA MAR
RED CAPITAL MARKETS LLC
ATTN: KEVIN J MAINELLI
2 MIRANOVA PL 12TH FL
COLUMBUS OH 43215-5078

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kevin J. Mainelli (614) 857-1569

2. A. General Assessment (item 2e from page 2) $ 22,897

B. Less payment made with SIPC-6 filed (exclude interest) (7,133)
October 28, 2010
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 15,764

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 15,764

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 15,764

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Red Capital Markets, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Managing Director/CCO
(Title)

Dated the 9 day of May, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2010
and ending March 31, 2011
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 9,246,751
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	9,246,751
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 87,824	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	87,824
Total deductions	87,824
2d. SIPC Net Operating Revenues	$ 9,158,927
2e. General Assessment @ .0025	$ 22,897
	(to page 1, line 2.A.)

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended March 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

031175 FINRA MARCH
Red Capital Markets, LLC
Attn: Kevin J. Mainelli
2 Miranova Place, 12th Floor
Columbus OH 43215-7054

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Kevin J. Mainelli (614) 857-1569

2. A.	General Assessment (item 2e from page 2)	$ 3,549
B.	Less payment made with SIPC-6 filed (exclude interest) ______ Date Paid	(Ø)
C.	Less prior overpayment applied	(Ø)
D.	Assessment balance due or (overpayment)	3,549
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	Ø
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 3,549
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 3,549
H.	Overpayment carried forward	$(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Red Capital Markets, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Managing Director
(Title)

Dated the 29 day of October, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JAN 1, 2010
and ending MAR 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,424,510
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	1,424,510
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 4,737	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	4,737
Total deductions	4,737
2d. SIPC Net Operating Revenues	$ 1,419,773
2e. General Assessment @ .0025	$ 3,549

(to page 1, line 2.A.)